

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 31, 2009

By U.S. Mail and Facsimile to: (908) 687-1836

A. Richard Abrahamian
Treasurer and Chief Financial Officer
Center Bancorp, Inc.
2455 Morris Avenue
Union, NJ 07083

> **Re: Center Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **File No. 000-11486**

Dear Mr. Abrahamian:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Cover Page

1.   You indicate that your common stock is registered under Section 12(g) of the
        Securities Exchange Act of 1934. However, securities listed on the NASDAQ
        Global Select Market are registered under Section 12(b) of the Securities
        Exchange Act of 1934 pursuant to the omnibus order for a all NASDAQ-listed
        securities at the time of NASDAQ's conversion to a national securities exchange.
        Please revise the cover pages of future Form 10-K filings accordingly. See
        Release No. 34-54240 (July 31, 2006).

2.   Please also revise the cover pages of your reports filed under the Securities
        Exchange Act of 1934, including your next Form 10-K, to indicate that your
        Commission file number is 000-11486.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities

Share Repurchase Program, page 19

3.   Item 5(c) of Form 10-K requires that information regarding any share repurchases
        be shown on a monthly basis in the chart required by Item 703 of Regulation S-K.
        While we note that no repurchases were made during the fourth quarter of 2008,
        we note that repurchases were made during the fourth quarter of 2007, and that
        disclosures were not made on a monthly basis in your Form 10-K for the fiscal
        year ended December 31, 2007. Please confirm that you will provide information
        regarding share repurchases on a monthly basis in future Form 10-K filings.

Stock Compensation Plan Information, page 20

4.   In future filings, please provide the information required by Item 201(d) of
        Regulation S-K under Item 12 of Form 10-K rather than Item 5. See Regulation
        S-K Compliance and Disclosure Interpretation 106.01 for additional information.

Item 9A. Controls and Procedures, page 54

5.   Confirm that there were no changes to your internal control over financial
        reporting that occurred during the quarter covered by the report that have
        materially affected, or are reasonably likely to materially affect, your internal
        control over financial reporting. Confirm that you will utilize the language
        required by Item 308(c) of Regulation S-K in future filings.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 8

6.   Please tell us why you have not disclosed the performance goals utilized in establishing potential and actual payments to your named executive officers for the 2008 fiscal year under the Achievement Incentive Plan. Also, please revise future filings to disclose how actual performance compared to the performance targets set by the committee resulted in the compensation awarded to the named executive officers during the relevant period.

Grant of Plan-Based Awards, page 18

7.   Please tell us why the awards made under the Achievement Incentive Plan are not discussed in this section and why the table required by Item 402(d) of Regulation S-K is not provided.

Signatures

8.   Please confirm that the Form 10-K was signed by your principal accounting officer or controller. So indicate in future filings. See General Instruction D(2)(a) of Form 10-K.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Notes to Consolidated Financial Statements

Note 5 - Investment Securities, page 15

9.   We note that a significant amount of your unrealized losses on investment securities at September 30, 2009 are attributable to corporate debt securities which include both individual and pooled trust preferred securities. Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements of ASC 320-10-50-1A and ASC 320-10-50-1B and Item 303 of Regulation S-K. Accordingly, you should segregate your mortgage backed securities (e.g., by business sector, vintage, geographic concentration, credit quality, economic characteristics) and your corporate debt obligations into further detail (e.g., single issuer vs. pooled trust preferred securities) based on the nature and risks of the securities. For each individual and pooled trust preferred security with at least one rating below investment grade, please provide us with,

and disclose in future filings, the following information as of the most recent period end (in tabular format):

- deal name;
- single issuer or pooled;
- class/tranche;
- book value;
- fair value;
- unrealized gain/loss;
- lowest credit rating assigned;
- number of banks currently performing;
- actual deferrals and defaults as a percentage of original collateral;
- expected deferrals and defaults as a percentage of remaining performing collateral;
- excess subordination as a percentage of remaining performing collateral; and
- disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies.

10. In addition to the previous comment, please provide us with a detailed description of the other-than-temporary impairment analysis you performed on these securities as of December 31, 2008 and at each respective interim reporting period during fiscal 2009. Identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment. We refer you to FASB ASC 320-10-50-6.

11. Please provide us your calculation of the present value of cash flows expected to be collected from the corporate trust preferred securities held. Confirm that you use the same methodology for all of your trust preferred securities and identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with ASC 320-10-50 and related guidance. Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

   a. Discount rate: tell us the discount rate used and how you determined it.

   b. Deferrals and defaults:

      i. Tell us in detail how you developed your estimate of future deferrals and defaults. Specifically tell us if and how you considered the specific collateral underlying each individual security and tell us whether you had different estimates of deferrals and defaults for each security;

        ii. Tell us the actual amount and percentage of deferrals and defaults experienced by the trust by quarter;

      iii. Tell us your estimate of future deferrals and defaults and compare your estimate to the actual amounts experienced to date;

      iv. Tell us how you treat deferrals (e.g., do you treat deferrals the same as defaults), and

       v. Tell us about your recovery rate.

  c. Prepayment rate:

       i. Based on the terms of your security, explain to us how prepayments can occur (e.g., call dates, auction dates, etc);

      ii. Tell us the prepayment rate used as of September 30, 2009, June 30, 2009, March 30, 2009 and December 31, 2008;

      iii. Tell us how you determined the rate, provide us the information on which you relied to you determined the rate and tell us why you believe it is appropriate and reasonable considering the information provided in a. above;

      iv. If your assumption changed from one period to the next, tell us why you changed it and detail the key information on which you relied to support your change;

       v. If you used 0% as your assumption at September 30, 2009, explain to us why you believe this is reasonable considering that FASB ASC 320-10 (i.e. FAS FSP 115-2) is an expected loss model and presumably there is some likelihood that some amounts will be prepaid before maturity; and

      vi. If you used 0% as your assumption at September 30, 2009, provide us with a sensitivity analysis of the amount of credit loss that would have been recorded at September 30, 2009 had you used other reasonable assumptions and provide supporting explanation for the change in credit loss or lack of change in credit loss (e.g. if prepayments increased and credit loss did not increase, explain why that makes sense).

12.   Tell us and disclose in future filings the amount of the remaining investment in the Reserve Primary Fund.

Management's Discussion and Analysis

13.   Over the past year you have seen a significant increase in larger CDs, largely driven by your participation in the CDARS program. In your next Form 10-K, revise your management's discussion and analysis to provide management's view of any material impacts on your operating strategy and liquidity risk from using larger certificates, particularly in the event you encounter financial difficulty.

Consider adding risk factor disclosure in your Form 10-K based upon your response.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294, or Marc Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel